One Ravinia Drive Suite 1300 Atlanta, GA 30346 404-302-9700 www.internap.com

February 6, 2013

Stephen Krikorian
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Internap Network Services Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 23, 2012 Form 10-Q for the Quarterly Period Ended September 30, 2012 Filed October 25, 2012
File No. 001-31989

Dear Mr. Krikorian:

Set forth below is Internap Network Services Corporation’s (the “Company”) response to the comments raised in your second letter to the Company dated January 30, 2013 (the “January Comment Letter”). For your convenience, the text of your comment in the January Comment Letter has been duplicated in bold type to precede the Company’s response.

Form 10-K for the fiscal year ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Data Center Services. page 27

1.
We have reviewed your response to prior comments 3 and 11. Also, we note your data center services revenues have increased 26% for the nine months ended September 30, 2012. Your current disclosure states that the “increase in revenue was primarily due to revenue growth in company-controlled colocation and hosting services, which includes revenue attributable to Voxel.”  Explain why you believe that disclosing whether a customer is new or existing is not meaningful to a reader’s understanding of your revenue growth.  Indicate why these factors will not be relevant information to understanding your trends.  In addition, tell us what consideration you gave to disclosing the number of customers you have as of each reporting period.  We refer you to Item 303(a)(3)(iii) of Regulation S-K and Section Ill.D of SEC Release No. 33-6835.

Company’s Response:

We have considered the disclosure requirements of Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835 as it relates to revenue segmentation by existing or new customers. We disclose that the revenue increase in our data center services segment is related to both existing and new customers. However, we do not disaggregate revenue growth of existing customers compared to new customers for the reasons set forth below.

February 6, 2013

The majority of our customers purchase more than one service from us. We describe this as ‘bundling’ of services whereby customers purchase one or more services from both our data center services and IP services segments. We describe this bundling in “Part I—Item 1—Business—Our Segments” of our Annual Report on Form 10-K for the fiscal year ending December 31, 2011 (the “2011 Form 10-K”). We may gain or lose customers as it relates to one service within a segment, all services within a segment or all services within both segments. In addition, our customers tend to stay with us over a long period of time and change their service needs over that time period. This detailed customer purchase activity creates disaggregation challenges as a customer could be a ‘new’ customer for IP services one reporting period while still an ‘existing’ customer for data center services the same period. A further complicating factor is that a different business unit of an existing customer could begin to purchase our services. Together, this could result in the inconsistent presentation of new and existing customers by us and our competitors

As described in “Note 2. Summary of Significant Accounting Policies—Revenue Recognition” in the 2011 Form 10-K, our business is defined as a ‘recurring revenue model.’  Under this model, both existing and new customers pay for services monthly compared to non-recurring, one-time purchases.  Given our model, we are able to grow revenue from existing customers by selling them incremental similar services, incremental new services within the same segment or incremental services in another segment.  This creates similar disaggregation challenges.

In addition, our data center services segment includes “Agile” services, which are services that customers can elect to turn-up and turn-down processing and storage as needed to support their peak demands. These customers could be considered ‘new’ or ‘existing’ depending on whether they were taking service during the current or subsequent reporting period.

Finally, our customers range in size from start-up companies to global, Fortune 100 enterprises. In this environment, one large customer could have the equivalent impact on revenue growth that we would experience from a number of small customers.

For these reasons, including the challenges related to disaggregation, we do not internally track and manage revenue separately for new and existing customers and, therefore, do not report this externally, and we believe such information would not meaningfully enhance stockholders’ understanding of the results of operations or our business as a whole.

We also have evaluated the disclosure of our data center services competitors and note that none of our competitors disaggregate revenue growth of existing customers compared to new customers.

Accordingly, we do not believe that disclosing whether a customer is new or existing is meaningful to a reader’s understanding of our revenue growth and do not believe that this information is relevant to understanding trends in our business.

We have considered the disclosure requirements of Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835 as it relates to disclosing customer count. We currently disclose customer count in our annual and periodic filings. In this regard, please see “Part I—Item 1—Business—Customers” in our 2011 Form 10-K (page 4: “As of December 31, 2011, we had approximately 3,700 customers, which included 1,000 hosting customers that were added following the Voxel acquisition completed on December 30, 2011”). Please also see “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview” in our Form 10-Q for the quarter ended September 30, 2012 (page 11: “We currently have approximately 3,700 customers in 28 metropolitan markets, serving a variety of industries, such as entertainment and media, including gaming; financial services; business services; software, including software-as-a-service; hosting and IT infrastructure; and telecommunications”).

February 6, 2013

2.
In your response to prior comment 4, you state that your existing disclosure alerted your stockholders that a new company-controlled data center would not be as profitable in the early years of operation as a partner site, but would be more profitable as occupancy increases.  We are unable to identify a clear statement to this effect on page 27 or elsewhere in the referenced filing.  Accordingly, please confirm you will provide clear disclosure to this effect in future filings, as applicable, or advise.

Company’s Response:

The Company will include disclosure regarding company-controlled data center and utilization in the Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “2012 Form 10-K”) substantially similar in scope to the following, subject to appropriate updates prior to the time of filing. We have included new disclosure in double underline font below so that you may more readily review the disclosure.

Results of Operations – Data Center Services:
Direct costs of data center services, exclusive of depreciation and amortization, have substantial fixed cost components, primarily rent for operating leases, but also significant demand-based pricing variables, such as utilities attributable to seasonal costs and customers’ changing power requirements. Direct costs of data center services as a percentage of revenues vary with the mix of usage between company-controlled data centers and partner sites, and the utilization of total available space. Since we recognize some of the initial operating costs of company-controlled data centers in advance of revenues or in advance of sites being fully utilized, these sites are less profitable in the early years of operation compared to partner sites and would be expected to be more profitable as occupancy increases.  Conversely, costs in partner sites are more demand-based and therefore are more closely associated with the recognition of revenues.

Notes to Consolidated Financial Statements

Note 15. Commitments, Contingencies, Concentrations of Risk and Litigation

3.	We note your response to prior comment 6. Please provide us with your proposed disclosures that you will disclose in your future filings.

Company’s Response:

The Company will include disclosure regarding contingencies and litigation in its 2012 Form 10-K substantially similar in scope to the following, subject to appropriate updates prior to the time of filing. Management will undertake the review set forth in its January 3, 2013 response letter each quarter and adjust disclosure as appropriate. We have included new disclosure in double underline font below so that you may more readily review the disclosure.

February 6, 2013

Contingencies and Litigation

Securities Class Action Litigation. On November 12, 2008, a putative securities fraud class action lawsuit was filed against us and our former chief executive officer in the United States District Court for the Northern District of Georgia, captioned Catherine Anastasio and Stephen Anastasio v. Internap Network Services Corp. and James P. DeBlasio, Civil Action No. 1:08-CV-3462-JOF. The complaint alleges that we and the individual defendant violated Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) and that the individual defendant also violated Section 20(a) of the Exchange Act as a “control person” of Internap. Plaintiffs purport to bring these claims on behalf of a class of our investors who purchased our common stock between March 28, 2007 and March 18, 2008.

Plaintiffs allege generally that, during the putative class period, we made misleading statements and omitted material information regarding (a) integration of VitalStream, which we acquired in 2007, (b) customer issues and related credits due to services outages and (c) our previously reported 2007 revenue that we subsequently reduced in 2008 as announced on March 18, 2008. Plaintiffs assert that we and the individual defendant made these misstatements and omissions to maintain our share price. Plaintiffs seek unspecified damages and other relief.

On August 12, 2009, the Court granted plaintiffs leave to file an Amended Class Action Complaint (“Amended Complaint”). The Amended Complaint added a claim for violation of Section 14(a) of the Exchange Act based on alleged misrepresentations in our proxy statement in connection with our acquisition of VitalStream. The Amended Complaint also added our former chief financial officer as a defendant and lengthened the putative class period.

On September 11, 2009, we and the individual defendants filed motions to dismiss. On November 6, 2009, plaintiffs filed a Corrected Amended Class Action Complaint. On December 7, 2009, plaintiffs filed a motion for leave to file a Second Amended Class Action Complaint to add allegations regarding, inter alia, an alleged failure to conduct due diligence in connection with the VitalStream acquisition and additional statements from purported confidential witnesses.

On September 15, 2010, the Court granted our motion to dismiss and denied the individual defendants’ motion to dismiss. The Court dismissed plaintiffs’ claims under Section 14(a) of the Exchange Act. With respect to plaintiffs’ claims under Section 10(b) of the Exchange Act, the Court held that the Amended Complaint failed to satisfy the pleading requirements of the Private Securities Litigation Reform Act, but allowed plaintiffs’ one final opportunity to amend the complaint. On October 26, 2010, plaintiffs filed their Third Amended Class Action Complaint. On December 10, 2010, we filed a motion to dismiss this complaint. On September 30, 2011, the Court granted in large part the motion to dismiss. The two remaining claims involve certain alleged misstatements concerning the progress of the integration of VitalStream and the stability of our CDN platform.

Derivative Action Litigation. On November 12, 2009, stockholder Walter M. Unick filed a putative derivative action purportedly on behalf of Internap against certain of our directors and officers in the Superior Court of Fulton County, Georgia, captioned Unick v. Eidenberg, et al., Case No. 2009cv177627. This action is based upon substantially the same facts alleged in the securities class action litigation described above. The complaint seeks to recover damages in an unspecified amount. On January 28, 2010, the Court entered the parties’ agreed order staying the matter until the motions to dismiss are resolved in the securities class action litigation. Given the developments in the securities class action described above, we intend to move to dismiss the derivative complaint.

February 6, 2013

While we will vigorously contest the securities class action and derivative action lawsuits, we cannot determine the final resolution of the lawsuits or when they might be resolved. In addition to the expenses incurred in defending this litigation and any damages that may be awarded in the event of an adverse ruling, our management’s efforts and attention may be diverted from the ordinary business operations to address these claims. Regardless of the outcome, this litigation described above may have a material adverse impact on our financial results because of defense costs, including costs related to our indemnification obligations, diversion of resources and other factors.

As of December 31, 2012, we determined that we could not reasonably estimate the potential loss with respect to the litigation described above and, as a result, we have not recognized any accruals for loss related to such pending litigation and cannot estimate losses exceeding amounts previously recognized in connection with these matters, which consisted of expenses in the aggregate amount of $0.5 million in 2008 and 2009.

We are subject to other legal proceedings, claims and litigation arising in the ordinary course of business. Although the outcome of these matters is currently not determinable, we do not expect that the ultimate costs to resolve these matters will have a material adverse impact on our financial condition, results of operations or cash flows.

Form 10-Q for the quarterly period ended September 30, 2012

Note 6. Fair Value Measurements, page 7

4.	We note your response to prior comment 10. Although you cite that the difference between the fair value and the known settlement amount is currently immaterial as the reason for excluding the amount from your fair value table, this does not appear to be a reason to exclude the amount from your table. Further, your current disclosures are unclear as to which level of fair value was used in the fair value measurement of the accrued contingent consideration.

Company’s Response:

We acknowledge your additional comment regarding our disclosure of the accrued contingent consideration (“ACC”). In our 2012 Form 10-K, we will prospectively disclose the ACC in the fair value table as of December 31, 2011 as follows:

	Level 1	Level 2	Level 3	Total

December 31, 2012:
Available for sale securities:
Money market funds(1)	$5,003	$—	$—	$5,003

December 31, 2011:
Available for sale securities:
Money market funds(1)	$9,237	$—	$—	$9,237
Accrued contingent consideration(2)	$—	$—	$4,626	$4,626

February 6, 2013

(1)           Included in “Cash and cash equivalents” in the consolidated balance sheets as of December 31, 2012 and 2011 in addition to $23.6 million and $20.6 million, respectively, of cash. Unrealized gains and losses on money market funds were nominal due to the short-term nature of the investments. .

(2)           The fair value of the accrued contingent consideration was calculated by discounting the known settlement amount of $5.0 million using the borrowing rate from our credit facility.

The following table provides a summary of changes in our Level 3 financial asset, accrued contingent consideration, for the years ended December 31, 2011 and 2012 (in thousands):

Balance, January 1, 2011	$—
Accrued contingent consideration from Voxel purchase, less fair value adjustment	4,626
Balance, December 31, 2011	4,626
Fair value adjustments	374
Payment, gross of settlement adjustment of $250	(5,000)
Balance, December 31, 2012	$—

As disclosed in our Form 10-Q for the quarter ended September 30, 2012, the ACC balance at September 30, 2012, adjusted for the current fair value, was $4.9 million; however, at December 31, 2012, the balance was zero. The related technology deliverables were received and we agreed to pay the ACC earlier in exchange for a discounted payment of $4.75 million on December 28, 2012.  For the year ended December 31, 2012, the net amount of the revised payment and fair value adjustments was $0.1 million, which we will include as a non-operating expense in “Other, net” on the consolidated statements of operations and comprehensive loss.

Thank you for your assistance in this matter. If you have any further questions or would like additional information regarding these matters, please do not hesitate to call me at 404.302.9879.

Very truly yours,

/s/ Kevin M. Dotts

Kevin M. Dotts Chief Financial Officer